Exhibit 99.1

Onion Global Announces US$10 Million Private Share Repurchase

GUANGZHOU, China, June 30, 2022 -- Onion Global Limited (NYSE: OG) (“Onion Global” or the “Company”) today announced that to boost shareholders’ confidence, it has entered into a private share repurchase agreement with a third party investor (the “Selling Shareholder”) on a privately negotiated basis. Under the terms of the private share repurchase agreement, the Company shall purchase and acquire 2,068,900 American depositary shares representing 206,890 Class A ordinary shares (the “Repurchase ADSs”) from the Selling Shareholder. The aggregate purchase price of the Repurchase ADSs is US$10 million.

The closing of the private share repurchase is expected to occur within three business days from June 29, 2022, subject to satisfaction of the closing conditions set forth in the private share repurchase agreement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

About Onion Global

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands, which we refer to as “3F brands,” to young people in China and across Asia. The Company’s mission is to be the dream factory of lifestyle brands for young people. The Company’s platform offers an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the completion of the private placement, the satisfaction of customary closing conditions related to the private placement, the intended use of net proceeds from the private placement, as well as the Company’s beliefs and expectations, the Company’s forecasts, general observation of the industry and business outlook, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including market and other conditions. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “target,” “aim,” “future,” “intends,” “plans,” “believes,” “potential,” “estimates” “continue,” “is/are likely to,” or other similar statements. Further information regarding these and other risks is included in Onion Global’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Onion Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.msyc.com/.

Investor Relations Contact
In China:
Onion Global Ltd.
Investor Relations
E-mail: ir@msyc.cc

Christensen
Mr. Eric Yuan
E-mail: eyuan@christensenir.com
Tel: +86-10-5900-1548

In the United States:
Christensen
Ms. Linda Bergkamp
E-mail: lbergkamp@christensenir.com
Tel: +1-480-614-3004